Exhibit 99.1
Johannesburg, 9 May 2023: Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) (JSE: SSW and NYSE: SBSW) is pleased to provide an operating update for the quarter ended 31 March 2023 (Q1 2023). The Group's financial results are only provided on a six-monthly basis.
SALIENT FEATURES - QUARTER ENDED 31 MARCH 2023 COMPARED TO QUARTER ENDED 31 MARCH 2022 (Q1 2022)
•Safety statistics improve further as Fatal elimination strategy progresses
•Green metals strategy advances
–Keliber lithium refinery construction commenced - Finnish Minerals Group partner supports rights issue and confirmed to increase shareholding to 20%
–Rhyolite Ridge JV receives support from United States Department of Energy through conditional US$700 million loan
–Successful takeover offer for New Century Resources enhances our circular economy exposure
• Strategic diversification and growth mitigates against challenging macroeconomic and regional operating environment
–Group generated an adjusted EBITDA of R7.8 billion (US$441 million) in Q1 2023
◦SA gold operations return to profitability following a recovery from industrial action, appropriate wage agreement and higher gold price
◦SA PGM operations impacted by pull back in PGM prices and localised operational challenges
◦Shaft incident at US PGM underground operations temporarily delays repositioning progress
◦Recycling throughput down due to low vehicle scrapping with improving outlook as new auto sales show signs of recovery
•Group liquidity enhanced through successful refinancing and increase of the US$ revolving credit facility to US$1 billion

US dollar						SA rand

Quarter ended				KEY STATISTICS		Quarter ended
Mar 2022	Dec 2022	Mar 2023		GROUP		Mar 2023	Dec 2022	Mar 2022
898	573	441	US$m	Adjusted EBITDA[1]	Rm	7,824	10,095	13,664
15.22	17.61	17.76	R/US$	Average exchange rate using daily closing rate
				AMERICAS REGION
				PGM underground operations
122,389	105,205	100,690	oz	2E PGM production[2,3]	kg	3,132	3,272	3,807
2,058	1,738	1,426	US$/2Eoz	Average basket price	R/2Eoz	25,326	30,608	31,323
139	80	14	US$m	Adjusted EBITDA[1]	Rm	254	1,414	2,112
1,244	1,852	1,861	US$/2Eoz	All-in sustaining cost[4]	R/2Eoz	33,052	32,613	18,940
				US PGM recycling
190,871	95,881	78,844	oz	3E PGM recycling[2,3]	kg	2,452	2,982	5,937
3,061	3,132	2,972	US$/3Eoz	Average basket price	R/3Eoz	52,783	55,157	46,588
17	17	11	US$m	Adjusted EBITDA[1]	Rm	199	305	263
				SOUTHERN AFRICA (SA) REGION
				PGM operations
410,848	411,515	379,791	oz	4E PGM production[3,5]	kg	11,813	12,800	12,779
2,961	2,382	2,051	US$/4Eoz	Average basket price	R/4Eoz	36,433	41,953	45,061
798	491	391	US$m	Adjusted EBITDA[1]	Rm	6,952	8,651	12,140
1,175	1,233	1,129	US$/4Eoz	All-in sustaining cost[4]	R/4Eoz	20,043	21,713	17,886
				Gold operations
137,091	224,187	200,267	oz	Gold production	kg	6,229	6,973	4,264
1,873	1,716	1,864	US$/oz	Average gold price	R/kg	1,064,302	971,623	916,351
(45)	21	44	US$m	Adjusted EBITDA[1]	Rm	774	371	(680)
2,420	1,839	1,826	US$/oz	All-in sustaining cost[4]	R/kg	1,042,868	1,041,218	1,183,944
				EUROPEAN REGION
				Battery metals - Sandouville refinery[6]
1,646	624	1,609	tNi	Nickel production[7]	tNi	1,609	624	1,646
31,462	31,649	28,258	US$/tNi	Nickel equivalent average basket price[8]	R/tNi	501,856	557,348	478,856
(6)	(17)	(14)	US$m	Adjusted EBITDA[1]	Rm	(245)	(307)	(89)
35,221	63,503	38,750	US$/tNi	Nickel equivalent sustaining cost[9]	R/tNi	688,196	1,118,280	536,070
1The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023         1

considered in addition to and not as a substitute for other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see "Adjusted EBITDA reconciliation - Quarters"
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated to SA rand (rand). In addition to the US PGM operations’ underground production, the operation treats recycling material which is excluded from the 2E PGM production, average basket price and All-in sustaining cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
3The Platinum Group Metals (PGM) production in the SA operations is principally platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au), and in the US operations is principally platinum and palladium, referred to as 2E (2PGM) and US PGM recycling is principally platinum, palladium and rhodium referred to as 3E (3PGM)
4See “Salient features and cost benchmarks - Quarters” for the definition of All-in sustaining cost (AISC)
5The SA PGM production excludes the production associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the production including third party PoC, refer to the "Reconciliation of operating cost excluding third party PoC for Total US and SA PGM, Total SA PGM and Marikana - Quarters"
6Sibanye-Stillwater Sandouville Refinery (Sandouville Refinery) results for the quarter ended March 2022 include the two months since acquisition (4 February 2022)
7The nickel production at the Sandouville refinery operations is principally nickel metal and nickel salts (liquid form), together referred to as nickel equivalent products
8The nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
9See "Salient features and cost benchmarks - Quarters, Sibanye-Stillwater Sandouville Refinery" for a reconciliation of cost of sales before amortisation and depreciation to nickel equivalent sustaining cost

Stock data for the quarter ended 31 March 2023		JSE Limited - (SSW)
Number of shares in issue		Price range per ordinary share (High/Low)	R36.53 to R51.68
- at 31 March 2023	2,830,567,264	Average daily volume	11,934,816
- weighted average	2,830,407,465	NYSE - (SBSW); one ADS represents four ordinary shares
Free Float	99%	Price range per ADS (High/Low)	US$7.91 to US$12.31
Bloomberg/Reuters	SSWSJ/SSWJ.J	Average daily volume	3,816,168

Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 2

OVERVIEW FOR THE QUARTER ENDED 31 MARCH 2023 COMPARED TO QUARTER ENDED 31 MARCH 2022
The Group safety performance for Q1 2023, built on the significantly improved safety delivery for 2022, which represented the best safety performance in the Group's history. This was a motivating factor during a challenging period which was characterised by significant global economic risk and uncertainty, ongoing geopolitical developments and localised operational challenges.
Contrary to the previous expectations of a deep global recession, market commentators had generally become more positive at the beginning of 2023, although the prognosis for the global macro economic environment remained unpredictable. With the US Federal Reserve continuing to raise interest rates and persistent inflation, and an anticipated economic recovery from China yet to fully materialise following the termination of the zero COVID-19 policy, the intensity and duration of a probable global recession remains uncertain. This contributed to a significant retreat in global markets and commodity prices, with only the traditional energy commodities and those associated with future green energy generation remaining relatively resilient. Gold also bucked the trend, with the dollar gold price breaching record highs in May 2023, which underpinned its status as a hedge against uncertainty.
With the imperative of combatting climate change attracting continued increased intensity, security of supply of critical minerals is becoming a top national priority for many governments with active support building for the establishment of local and regional value chains. New supportive regulatory frameworks and incentive programmes have been introduced in North America and Europe, as such, critical metals necessary for the green energy transition and innovative energy storage systems requiring a broader range of minerals will become increasingly important.
Heightened global risks and material macroeconomic challenges, including elevated energy prices, weak economic growth and persistent inflationary pressures, as well as regional challenges, such as the increasing risks associated with the ongoing decline of the South African State energy provider, Eskom, and increasing levels of organised crime confirmed the appropriateness and necessity of continuing with our ongoing strategic evolution that supports attainment of our purpose "to safeguard global sustainability through our metals".
Our strategic growth and diversification is positioning us to navigate these challenges, and, through our disciplined approach to capital allocation, we have continued to strengthen our financial position and credit rating. The recent refinancing of our Revolving Credit Facility (RCF) which was increased from US$600 million to US$1 billion with strong support from a syndicate of global banks, has further enhanced our liquidity and financial flexibility, thus providing strategic optionality for new opportunities for growth and diversification aligned with our strategy.
In this regard, we continued to advance our green metals strategy during Q1 2023 with the construction of the Keliber lithium refinery commencing in March 2023. As part of a previously announced rights issue to secure the outstanding equity funding for the Keliber lithium project, the Finnish Minerals Group (which manages the Finnish State’s mining industry shareholdings), announced that it will increase its holding in the Keliber project from 14% to 20%, by subscribing for €53.9 million (R1 billion) of the €104 million (R2 billion) rights issue. With the initial equity funding of the project capital already secured through the increase of Sibanye-Stillwater's shareholding to over 50%, and the balance of the target equity funding secured through the planned rights issue of about €104 million, the remaining project capital will be raised through debt finance. Supply of regionally produced lithium into the European green energy ecosystem is a key strategic advantage, and the competitive positioning of this project with its strong ESG credentials, is set to deliver the greenest primary lithium into European markets.
The acquisition of Sandouville which was concluded in Q1 2022, is another key component of our strategic growth in Europe. Sandouville, together with our investment in Keliber, has resulted in significant recognition by the the Finnish and French governments and the European Union of our commitment to providing Europe with climate change solutions, aligned with our purpose.

In the interim we continue to ensure an undercapitalised plant at Sandouville remains operational and continues to build up production to nameplate capacity. The ongoing restructuring and integration of the Sandouville nickel refinery has resulted in improved performance during Q1 2023 compared to Q1 2022, despite elevated energy costs and industrial unrest in France, which disrupted industry nationwide. A number of commercial initiatives are underway to adjust product mix to align with market requirements with a view to improving profitability.

We are also progressing studies to unlock the potential of Sandouville. The Sandouville site is earmarked as the base to establish our European autocatalyst recycling operations. By leveraging our extensive PGM recycling knowledge and experience from our US operations, we are well positioned to grow our recycling presence in Europe, further enhancing our exposure to the circular economy and supplying some of the greenest metals globally. The PGM recycling project feasibility study is expected to be complete at the end of 2023. A feasibility study is expected to be completed by end of 2024 on production of nickel sulphate as a battery precursor. The nickel sulphate plant is expected to be developed with battery recycling in mind to occupy a nodal position in this important emerging market opportunity in Europe through a world leading facility.

We also reinforced our position in tailings waste retreatment through a successful takeover bid for New Century Resources Limited in March 2023. A positive response to the bid from New Century shareholders has increased our shareholding from 19.9% to more than 95.5%, with compulsory acquisition of the remaining minority shareholders underway. The total consideration for the incremental 80.1% is US$83 million (A$120 million) based on the offer price on a fully diluted basis. This acquisition builds international exposure for the Group's tailings retreatment business, complementing our existing investment in DRDGOLD and enhancing our ability to deliver some of the greenest metals globally.

Our exposure to the US battery industry through our investment in ioneer and the Rhyolite Ridge project made positive progress during the period, with ioneer receiving a conditional loan of up to US$700 million from the US Department of Energy during the quarter. This is a positive indication of support for the project, primarily due to its competitive position in the region, which supports our strategic focus on selected regional ecosystems.

The increasingly supportive environment in Europe is in stark contrast to the operating environment in South Africa, which has continued to regress, as reflected in the Fraser Institute Annual Survey of Mining Companies 2022, where it ranked in the bottom ten global mining jurisdictions for the second year and ranked 57 out of 62 countries in the overall Investment Attractiveness Index.

The deteriorating quality of public services and increase in organised criminal activity in South Africa has become an increasing risk. Eskom’s decreasing energy availability factor is having a major impact on the South African economy and mining industry as the increasing frequency and extent of loadshedding and load curtailment measures disrupts operations. While we have been able to mitigate the impact of load curtailment by re-scheduling energy intensive activities to lower demand periods, and have benefited from extra capacity at our SA PGM processing operations, such measures are less effective during extended and frequent periods of loadshedding.

As there are no immediate solutions to improve national energy security in South Africa, we are pursuing self-generation projects that will improve the security of energy supply. We are also working with stakeholders to remove red tape and alleviate other obstacles such as
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 3

limited network access, with the aim of commissioning additional generation as quickly as possible. This is expected to reduce the risk of this aspect of our operations, significantly decreasing our dependence on Eskom, and the carbon emissions attributable to a reliance on Eskom's coal-fired generation, which dominate our current scope 2 emissions.

The successful production build up at the SA gold operations in H2 2022 following the industrial action and lockout in the first half of 2022, along with an appropriately structured wage agreement, which was achieved as a consequence of the lockout, enabled a return to profitability at the SA gold operations in the improved gold price environment. The SA gold operations delivered a positive adjusted EBITDA of R774 million (US$44 million) for Q1 2023, compared with the adjusted EBITDA loss of R680 million (negative US$45 million) for Q1 2022.

Results from the SA PGM operations were steady, considering the more challenging macroeconomic and operating environment for Q1 2023 compared with Q1 2022. The 19% decline in the rand 4E PGM basket price to R36,433/4Eoz (US$2,051/4Eoz) and the production impact of increased load curtailment by Eskom and heightened criminal activity, specifically related to copper theft, contributed to a 43% year-on-year decline in adjusted EBITDA to R7.0 billion (US$391 million) from record adjusted EBITDA for Q1 2022 of R12.1 billion (US$798 million). PGM prices were boosted to record levels during Q1 2022, due to the onset of the Ukraine hostilities. Despite the pullback in PGM prices, the AISC margin for Q1 2023 remained robust at 46%* due to solid cost management at the operations. PGM prices have shown signs of recovery post quarter end, which, supported by improving auto sales numbers recorded in March 2023, implies a more positive outlook for H2 2023.

The Stillwater West mine unfortunately suffered a shaft incident which has temporarily delayed execution of the repositioned plan for the US PGM operations, but we are confident that our investment in development and initiatives to address skills shortages associated with the challenging labour market in the US will materialise by the end of the year and have a sustainable impact. Costs have remained elevated due to volume shortfalls related to the shaft incident and planned expenditure on ore reserve development (ORD) to improve operational flexibility.

The global economic slowdown resulted in lower automotive scrapping rates as consumers deferred new vehicle purchases, placing continued pressure on the available feed for our US PGM recycling operations. Combined with the pressure on PGM commodity prices, the adjusted EBITDA contribution from recycling continued to be suppressed in Q1 2023. With promising signs of an uptick in automotive sales moving into the second half of 2023, feed rates are expected to normalise restoring the contribution to group earnings.
While the economic and operating outlook remains challenging and uncertain, we are beginning to identify early indications of more positive sentiment after a very tough period. We continue to believe that we are well positioned to benefit from a more positive and supportive environment and will continue to deliver shared value with all stakeholders.
*The AISC margin is calculated by dividing the difference between AISC and underground plus surface revenue (revenue) by revenue
SAFE PRODUCTION
While Zero harm remains our ultimate objective, our immediate goal continues to focus on eliminating high-energy fatal and serious incidents through our Fatal elimination strategy that comprises the key pillars of critical controls, critical life saving behaviours, and critical management routines.
As noted earlier, the Group safety performance continued to improve during Q1 2023 with the Serious Injury Frequency Rate (SIFR) improving by 17% year-on-year, from 3.06 for Q1 2022 to 2.53 for Q1 2023. This follows a 23% improvement in the SIFR for Q1 2022 relative to Q1 2021, which is a pleasing outcome. Further evidence that the Fatal elimination strategy is achieving the desired results, is the 56% decline in the Fatal Injury Frequency Rate (FIFR) from 0.055 for Q1 2022 to 0.024 for Q1 2023. Particular significant milestones achieved during Q1 2023 were the SA PGM operations achieving 6 million fatality free shifts (FFS) on 15 March 2023 followed by the SA region operations which achieved 8 million FFS on 28 March 2023.
The Group Total Recordable Injury Frequency Rate (TRIFR) increased by 1% from 5.42 (per million hours worked) for Q1 2022 to 5.49 for Q1 2023, but remained significantly better than the 7.84 achieved in Q1 2021. Similarly the Lost Day Injury Frequency Rate (LDIFR) showed a slight regression, increasing by 4% from 4.62 in Q1 2022 to 4.79 in Q1 2023.
Regrettably, we lost one of our colleagues at the SA gold operations on the last day of Q1 2023. Mr Thabiso Ramotselisi, who worked as a Locomotive Guard at Driefontein Pitseng shaft, was fatally injured in a rail bound equipment accident. Mr Ramotselisi was 41 years old and is survived by his wife and two daughters. Our heartfelt condolences are extended to the family, friends and colleagues of our deceased colleague. This incident has been thoroughly investigated together with the relevant stakeholders with support being provided to Mr Ramotselisi's family and children. The rest of the Group's operations had a fatal free first quarter.
Post Q1 2023, (on 13 April 2023), a tragic incident occurred, at the Burnstone project, where a newly constructed surface waste rock conveyor collapsed. The collapse occurred while five contractor employees were installing a head pulley of the conveyor infrastructure. Tragically, four persons were fatally injured, while a fifth person sustained serious injuries and is currently receiving treatment. The board and management of Sibanye-Stillwater extend their sincere condolences to the family, friends and colleagues of the deceased. A full investigation into the cause of the incident is underway.
While the focus is on ongoing improvement in all aspects of safety, the primary focus during 2023, is to further implement and operationalise the Fatal elimination strategy, to institutionalise the commitment and responsibility for safety among operational line management and to all employees to mitigate high energy risks. We remain committed to the continuous improvement in health and safety at our operations and we have enhanced our risk approach to make fatality prevention our main priority.
OPERATING REVIEW
US PGM operations
During March 2023, the Stillwater West mine suffered structural damage to the shaft which accesses the deeper levels of the mine. The suspension of operations below 50 level during remediation of the shaft has temporarily delayed the repositioned plan and will result in reduced production and elevated costs for 2023 relative to previous guidance. There were no injuries from this incident and the shaft was successfully recommissioned on 16 April 2023, with production from below 50 level resuming and building-up to normalised levels by the end of April 2023. The incident resulted in approximately 20,000 2Eoz less production from the Stillwater West mine for Q1 2023, with annual production for 2023 expected to be reduced by approximately 30,000 2Eoz.
Primarily due to the incident, mined 2E PGM production from the US PGM operations of 100,690 2Eoz for Q1 2023 was 18% or 21,699 2Eoz lower than for Q1 2022. Production from the Stillwater mine of 61,520 2Eoz for Q1 2023, was, 23% lower than the comparable period in 2022 as a result of the incident. The East Boulder mine produced 39,170 2Eoz, 8% lower than for Q1 2022, primarily due to persistent geological and geotechnical complexity associated with mining to the western section of the mine, compounded by critical skills shortages, which continue to affect productivity.
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 4

Development at the Stillwater mine was significantly impacted by the shaft incident, but continued above 50 level and at the East Boulder mine throughout the period. Following the repositioning of the US PGM operations in mid-2022 and completion of the Benbow decline development during 2022, project development at Stillwater East has been discontinued. Total development declined by 11% in Q1 2023 to 5,821 meters compared to Q1 2022, with development at the Stillwater mine 17% lower year-on-year due to the above mentioned factors. Development at the East Boulder mine increased by 7% year-on-year, in line with the planned increase in development rates to increase operational flexibility at the US PGM operations.
AISC of US$1,861/2Eoz (R33,052/2Eoz) for Q1 2023 was elevated due to the production shortfall and higher ORD costs, which increased by 31% year-on-year to US$55 million (R976 million) and sustaining capital which increased by 89% year-on-year to US$21 million (R367 million), following the reclassification of Stillwater East ORD and sustaining capital during 2022. This was exacerbated by general inflationary pressures affecting the industry, and continued reliance on higher cost contractor labour due to the ongoing skills shortage.
Total capital expenditure for Q1 2023 increased by 18% year-on-year to US$87 million (R1.5 billion) due to the planned increase in ORD and the increase in sustaining capital year-on-year. Growth project capital was 47% lower at US$11 million (R198 million) due to the completion of the Benbow decline development during 2022 and the suspension of further growth capital at Stillwater East.
US PGM recycling operations
The global autocatalyst recycling market remained constrained due to the global economic downturn, recessionary concerns and sustained inflationary pressures which suppressed consumer demand for new vehicles, with fewer vehicles scrapped and older vehicles continuing in service for longer. A second factor that has affected recycling throughput relates to our principled approach for an assured chain of custody for recycled material. This has resulted in our US recycling operations declining to accept material from certain sources pending proof of authenticity. In this regard we worked with a global legal firm to develop a strengthened set of responsible sourcing standards and framework within the London Platinum and Palladium Market (LPPM) and with our own Group responsible sourcing governance standards. We continue to work with the International Precious Metals Institute to promote policies regarding the prevention of catalytic theft, which is a growing challenge.
Reflecting these constraints, the US PGM recycling operations fed an average of 10.7 tonnes per day (tpd) of spent autocatalyst material for Q1 2023, 55% lower than for Q1 2022. 3E ounces fed of 78,844 3Eoz, were 59% lower than the 190,871 3Eoz fed for Q1 2022. At the end of Q1 2023, approximately 33 tonnes of recycle inventory was on hand, compared to 74 tonnes at the end of Q1 2022. PGM recycling ounces sold declined by 46% to 79,405 3Eoz with the average basket price received for Q1 2023 of US$2,972/3Eoz 3% lower than for Q1 2022.

Recent auto sector statistics indicate a possible recovery in industry sales for 2023, with March 2023 auto sales reflecting an annual sales run rate of 92.5 million vehicles globally. China’s economy is also showing signs of impending recovery, with GDP growth for Q1 2023 of 4.5%, the strongest in over a year. Continuation of these positive economic trends would support an improvement in recycling rates in H2 2023.

SA PGM operations
Total 4E PGM production of 403,699 4Eoz for Q1 2023 (including third party purchase of concentrate (PoC)) was only 4% lower than for Q1 2022, despite a more challenging operating environment than a year ago. Lower underground production of 344,052 4Eoz (7% lower year-on-year) and surface production (excluding PoC) of 35,739 4Eoz, (12% lower), was partially offset by third party purchase of concentrate (PoC), which increased by 124% to 23,908 4Eoz due to higher concentrate deliveries from third parties.
4E PGM production (excluding PoC) of 379,791 oz, was 8% lower year-on-year, primarily due to the ongoing planned closure and ceasing of production at Simunye shaft at Kroondal, copper theft related production disruptions (5,200 4Eoz impact), load curtailment (5,120 4Eoz impact) and productivity constraints in areas where operations are mining through adverse ground conditions (4,100 4Eoz impact).
Considering the decline in production including the planned Simunye shaft closure, the inclusion of the K4 project ORD costs at the Marikana operation and general mining inflation for 2022 which exceeded 14%, AISC was well managed during the quarter. AISC (excluding PoC) for Q1 2023 increased by 12% year-on-year to R20,043/4Eoz (US$1,129/4Eoz), with AISC for Q1 2023 (including PoC) increasing by 11% year-on-year to R20,686/4Eoz (US$1,165/4Eoz). The increase in Q1 2023 AISC compared to Q1 2022, reflects a 68% increase in ORD (R262 million (US$11 million) higher) due to ORD costs from the K4 project which were capitalised in Q1 2022, being incorporated with ORD from the Marikana operations, resulting in a 98% year-on-year increase in Marikana ORD. AISC for Q1 2023, also reflected lower royalties paid relative to Q1 2022 (64% lower or R410 million (US$29 million)) and 10% higher by-product credits (R200 million (US$7 million) higher year-on-year).
4E PGM production from the Rustenburg operation for Q1 2023 of 147,484 oz was only 1% lower year-on-year, despite the impact of load curtailment and ongoing cable theft. Underground production of 130,123 4Eoz was in line with Q1 2022 with surface production 8% lower than Q1 2022. The Bathopele mine has now successfully traversed the Hexriver fault, and, while experiencing difficult ground conditions, production is expected to normalise during H2 2023. AISC of R18,558/4Eoz (US$1,045/4Eoz) for Q1 2023 was 7% lower year-on-year due to various factors including: royalties declining by 92% to R29 million (US$2 million), R336 million lower than Q1 2022, due to a royalty tax reduction linked to the final Anglo Platinum deferred payment, which was made in Q1 2023 and increased by-product credits which were 28% higher at R847 million (US$48 million), R184 million higher than Q1 2022, (primarily due to higher chrome prices), partially offset by an 18% increase in ORD to R168 million (US$9 milion).
4E PGM production from the Marikana operation (including PoC) declined by 2% to 175,530 oz, due to a 124% increase in PoC ounces, which partly offset lower production from underground and surface. The Marikana operation was impacted more by cable theft relative to the other SA PGM operations, which together with load curtailment and safety stoppages, resulted in production (excluding PoC) declining 10% year-on-year to 151,622 4Eoz. Production from underground of 146,346 4Eoz was 10% lower year-on-year, with surface production of 5,276 4Eoz 20% lower. AISC (excluding PoC) increased by 29% to R23,057/4Eoz (US$1,298/4Eoz) with AISC (including PoC) of R24,030/4Eoz (US$1,353/4Eoz), 24% higher year-on-year. While the K4 project remains in build up phase, elevated ORD costs, coupled with low, but ramping up production output is increasing AISC at Marikana.
The Kroondal operation performed largely in line with its expectations with production of 41,187 4Eoz, 17% lower than for Q1 2022. This was primarily due to the scheduled closure of the Simunye shaft at the end of 2022 (accounting for 75% of the year-on-year decline) and continued adverse ground conditions at some Kroondal shafts which negatively affected productivity. In addition, AISC of R17,311/4Eoz (US$975/4Eoz) was 16% higher than for Q1 2022 as a result of lower production (with Simunye still carrying overhead costs, which will be transferred to other operations in future), inflationary effects highlighted above and additional underground support required for the adverse ground conditions, in particular the Eastern shafts which are mining through a shear zone.
While PGM production from Platinum Mile in Q1 2023 of 13,102 4Eoz was 13% lower compared to Q1 2022, this was in line with expectations considering lower production from mining of the current horizons and noting that additional surface tonnes were added to the flotation output from the Rustenburg concentrator resulting in a temporary boost to the yield in the prior period. In addition, load curtailment impacted treatment of ore at the UG2 and retro concentrators. The decrease in output and general inflationary costs pressures coupled with higher sustaining capital, resulted in higher AISC of R10,456/4Eoz (US$589/4Eoz).
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 5

Attributable PGM production from Mimosa for Q1 2023 of 26,396 4Eoz was 6% lower than for Q1 2022. Milling operations at Mimosa were negatively impacted by sporadic regional power interruptions and a planned five-day plant shutdown in March 2023 to integrate and commission the optimised plant project. The focus at Mimosa remains on optimising the reagent suite and cell settings across the flotation circuit. AISC in Q1 2023 was 49% higher year-on-year at US$1,372/4Eoz (R24,360/4Eoz) due to lower production, and sustaining capital which increased by 80% to US$13 million (R237 million). Increased sustaining capital was as a result of spending on the process plant optimisation, expansion of the concentrator capacity, and a new tailings storage facility (TSF) as the existing TSF is reaching capacity.
Q1 2023 chrome sales of 499k tonnes were 22% lower than sales of 640k tonnes for Q1 2022, due to logistics timing for Rustenburg and lower production from Marikana. Chrome revenue of R852 million (US$48 million) for Q1 2023 was 29% higher than Q1 2022, due to lower sales offset by the chrome price received increasing by 44% to US$283/tonne from US$196/tonne in Q1 2022.
Capital expenditure for Q1 2023 of R1,161 million (US$65 million) increased by 19% compared to Q1 2022, largely due to an increase in ORD at the Marikana K4 project.
SA gold operations
The SA managed gold operations are benefitting from an appropriately structured, inflation linked wage agreement settled in 2022 which positions the Group well for the record gold price recorded in early May 2023.
Production from the SA gold operations (including DRDGOLD) for Q1 2023 of 6,229kg (200,267oz) was 46% higher than for Q1 2022, following the resumption of the operations after the industrial action in the first half of 2022. Gold production (excluding DRDGOLD) of 4,900kg (157,539oz) increased by 71% compared to Q1 2022.
AISC (including DRDGOLD) for Q1 2023 of R1,042,868/kg (US$1,826/oz) and AISC (excluding DRDGOLD) of R1,109,088/kg (US$1,942/oz) was significantly improved on the previous comparable quarter and year, reflecting a return towards normalised operations from significant operational disruptions during 2022. Load curtailment continues to challenge normal operating procedures and causes an increase in operating costs, but is being managed through the adoption of more effective protocols to mitigate impact.
Capital expenditure for Q1 2023 (excluding DRDGOLD) of R1,227 million (US$69 million) reflected the normalisation of operations and resumption of the Burnstone project.
The Driefontein operation delivered a strong performance for the quarter with tonnes milled increasing since the strike and and yield increasing since Q4 2022 as higher grade panels are accessed. Underground production increased by 31% to 1,844kg (59,286oz) year-on-year following the recovery from the strike. Surface production at 59kg (1,897oz) was 25% lower because of a steady depletion of payable surface material in line with the long-term plan. AISC of R1,065,837/kg (US$1,867/oz) was 1% lower than for Q1 2022. Sustaining capital expenditure increased by 31% to R80 million (US$5 million) mainly due to higher expenditure on the D4 pillar project which will open up new high grade reef. ORD increased by 38% to R349 million (US$20 million) in line with the increase in off-reef development meters achieved.
Kloof underground production of 1,644kg (52,856oz) in Q1 2023 was 65% higher year-on-year with the underground yield increasing by 17% due to improved mining quality. Production from surface sources of 88kg (2,829oz), was 53% lower year-on-year due to depletion of the available surface rock dumps as per the budget plan. AISC of R1,213,050/kg (US$2,124/oz) in Q1 2023 was 17% lower than for Q1 2022 due to higher production. Sustaining capital was 26% lower year-on-year due to lower expenditure on winder upgrades and plant refurbishment projects with ORD capital 19% higher primarily due to the normalisation of off-reef development post industrial action. Project capital at the Kloof 4 shaft deepening project decreased by 11% to R31 million (US$2 million).
Underground gold production from the Beatrix operation for Q1 2023 of 957kg (30,768oz) increased from 37kg (1,190oz) in Q1 2022 with production from surface sources increasing from 9kg (289oz) to 48kg (1,543oz). AISC declined by 75% year-on-year to R1,033,135/kg (US$1,809/oz) due to the significant increase in gold sold, offset by inflationary cost increases as described above and ORD increasing by 168% to R83 million (US$5 million).
Section 189 consultations with stakeholders were concluded during Q1 2023, with operations at the Beatrix 4 shaft and Kloof 1 plant subsequently ceased. The Beatrix 4 shaft previously contributed approximately 20% of production from the Beatrix operation, and production and grade from the Beatrix operation will be reduced going forward although improved profitability is anticipated due to the cessation of loss making production.
Surface gold production from Cooke operations in Q1 2023 increased by 64% to 260kg (8,359oz) with AISC increasing by 8% to R983,713/kg (US$1,723/oz) when compared to Q1 2022 due to 61% increase in cost of sales as a result of the above inflation increases on chemicals and steel balls as well as the increase in aggregate purchase price which is linked to the higher gold price received in terms of tolling agreements.
Gold production from DRDGOLD of 1,329kg (42,728oz) for Q1 2023, was 4% lower than for Q1 2022 due to a 21% decrease in tons milled partly offset by a 19% increase in yield to 0.25g/t. The decrease in the tonnes milled is a result of the reclamation of final remnant and clean up of material at operating sites nearing depletion, with the increase in yield associated with higher grade remnant material that is typically encountered during the final stages of reclamation and clean up. AISC in Q1 2023 increased by 8% to 772,009/kg (US$1,352/oz) due to lower gold sold, industry inflationary effects and a 44% increase in sustaining capital required for development of new reclamation sites to replace operating sites nearing depletion. Project capital increased by 596% in Q1 2023 year-on-year to R160 million (US$9 million), primarily on the development of the solar power plant project.
SA gold Burnstone project
The Burnstone project schedule was negatively impacted by the industrial action in 2022, combined with a shortage of skills and trackless mobile machinery. The project scope has been amended to incorporate these constraints, with initial production from Burnstone now expected in 2024. Pleasingly, early works on the metallurgical plant have commenced in line with schedule and the integrated water use license application (IWULA) will be re-submitted to the Department of Water and Sanitation in June 2023 after addressing queries raised by the regulators. During Q1 2023 project capital of R373 million (US$21 million) was incurred. This was below planned capital, primarily as a result of lower ORD, weather delays and load shedding impact on the availability of electrical equipment.

The tragic conveyor incident at Burnstone in April 2023 is likely to cause a delay in completion of the shaft rock handling system by about four months. The full impact of the incident has yet to be determined.

European region - Sandouville operations
The acquisition of the Sandouville nickel refinery in Le Havre, France was concluded on 4 February 2022 and therefore comparing the operational results for Q1 2023 with Q1 2022 should be seen in this context. The tough H2 2022 where technical issues in the cathode production unit affected the overall performance continued into Q1 2023. The Q4 2022 start-up after the annual maintenance shutdown in October took longer than expected. Q1 2023 saw an improved performance on Q4 2022.
However, Q1 2023 was still challenging, with the breakdown of the cathode plant in late 2022 continuing into Q1 2023. Although most of the cathode cells had been repaired by the end of March 2023, the lack of full availability has throttled production. It is expected that the
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 6

plant will reach full production in Q3 2023. Production in Q1 2023 was also impacted by 32 days of lost production due to French national strikes, plant reliability and process issues.
Sandouville produced 1,180 tonnes of nickel metal in Q1 2023 (5% lower than *Q1 2022), 429 tonnes of nickel salts (8% higher than *Q1 2022) and 33 tonnes of cobalt chloride (6% lower than *Q1 2022) at a nickel equivalent sustaining cost of US$38,750/tNi (R688,196/tNi), 10% higher than Q1 2022. Unit costs were primarily impacted by production constraints as well as higher energy and raw material inputs. Sustaining capital of US$2 million (R44 million) in Q1 2023 was 277% higher than for *Q1 2022 of US$1 million (R10 million) with increased expenditure on plant maintenance to achieve stability offset by-product credits which increased by 157% to US$3 million (R45 million).
A number of new management appointments were made in Q1 2023 including: Head of France, Chief technical officer and Sandouville financial manager and a turnaround plan was initiated focussed on cost analysis, adapting product mix to market requirements, plant recoveries and reliability.
Feasibility studies continue on the PGM autocatalyst recycling, battery grade nickel sulphate and battery metals recycling projects.

*Note that Sibanye-Stillwater acquired the Sandouville nickel refinery on 4 February 2021 and therefore amounts included for Q1 2022 are from the effective date of acquisition.

Keliber
As announced on 6 Feb 2023, Keliber received the environmental permit for the Rapasaari mine and Päiväneva concentrator from the Regional State Administrative Agency for Western and Inland Finland (AVI). Keliber carefully assessed the 144 permit conditions the permit contained and made a submission to the Vaasa Administrative Court for changes to and/or clarification to six of the permit conditions. Keliber continues to engage and provide information to the court process at Vaasa Administrative Court after two external appeals were lodged. As announced on 25 April 2023, the Finnish Minerals Group, which represents and manages the Finnish State’s mining industry investments, confirmed its support for the project increasing its holding in the Keliber project from 14% to 20% by subscribing for €53.9 million of the €104 million rights issue.
Further developments
•The commencement of the earthworks for the Keliber lithium refinery (first phase of the Keliber lithium project) in Kokkola, Finland began on 7 March 2023 with the foundation stone planned to be laid during a ceremony on 11 May 2023
•Contractors signed on to provide earthworks and foundations for the lithium refinery as well as a contract management service provider
•Several procurement agreements and other contracts signed
•Negotiations advancing with a syndicate of banks for debt financing of the remaining project capital post conclusion of the €104 million rights issue
•107 people on site including 73 contractors
•29 exploration holes drilled with three drill rigs totalling 6,958 metres (a new quarterly record) with excellent intercepts at the Tuoreetsaaret, Rapasaari and Syväjärvi targets. As part of the regional lithium exploration a 7 week percussion drilling campaign conducted
•Total capital expenditure estimate for the project remains unchanged at €588 million (R11.2 billion) with €177 million (R3.4 billion) already committed
–Capital expenditure spent in Q1 2023 was €16.3 million (R311 million) with total capital expenditure spent to date €37.1 million (R707 million)
–Capital expenditure spend marginally behind schedule due to slower than anticipated start of construction
•Capital expenditure estimate for the lithium refinery remains unchanged at €359 million (R6.8 billion)
–Capital expenditure spent in Q1 2023 €13.9 million (R265 million) with capital expenditure spent to date €31.7 million (R604 million)
OPERATING GUIDANCE FOR 2023*
Primarily as a result of the impact of the shaft incident at the Stillwater West mine, along with ongoing operational constraints impacting the US PGM operations, guidance for 2023 has been revised. 2E PGM production for 2023 is now forecast to be between 460,000 2Eoz and 480,000 2Eoz, with AISC of between US$1,550/2Eoz to US$1,650/2Eoz. Capital expenditure is forecast to be between US$285 million and US$300 million, including approximately US$25 million project capital.
3E PGM production for the US PGM recycling operations is forecast to be between 450,000 and 500,000 3Eoz fed for the year. Capital expenditure is forecast at US$2.6 million (R41.9 million).
Forecast 4E PGM production from the SA PGM operations for 2023 remains unchanged at between 1.7M 4Eoz and 1.8M 4Eoz including approximately 60,000 4Eoz of third party PoC, with AISC between R20,800/4Eoz and R21,800/4Eoz (US$1,300/4Eoz and US$1,363/4Eoz) - excluding cost of third party PoC. Capital expenditure is forecast at R5.4 billion (US$338 million)* for the year, including project capital of R920 million (US$58 million) on the K4 project.
Gold production from the managed SA gold operations (excluding DRDGOLD) for 2023 is forecast at between 23,500kg (756koz) and 24,500kg (788koz). This guidance reflects a return to normalised rates of production following the industrial action in 2022 but excludes production from Beatrix 4 shaft and Kloof plant 1, where operations ceased during Q1 2023 following the conclusion of a successful Section 189 consultation. While guidance currently remains unchanged, the company is undertaking a detailed technical review of marginal operations considering operational and power constraints as well as sustained high levels of inflation. This review is expected to be completed during the second quarter of 2023. AISC is forecast to be between R950,000/kg and R1,020,000/kg (US$1,882/oz and US$1,940/oz). Capital expenditure is forecast at R5.9 billion (US$369 million), including R1.95 billion (US$122 million) of project capital expenditure provided for the Burnstone project and R150 million (US$9 million) on the Kloof 4 deepening project.
Production from the Sandouville nickel refinery is forecast at between 9.5 and 10.1 kilotonnes of nickel product, at a Nickel equivalent sustaining cost of €24,813/t (R409k/t)* and capital expenditure of €15.9million (R262.9million)*. Capital expenditure at the Keliber lithium project for 2023 is forecast to be about €231million (R3.81 billion)*.

*The guidance has been translated where relevant at an average exchange rate of R16.00/US$ and R16.50/€
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 7

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS
US and SA PGM operations

			US and SA PGM opera-tions[1]	US PGM operations	Total SA PGM operations[1]			Rustenburg		Marikana[1]		Kroondal	Plat Mile	Mimosa
				Under- ground[2]	Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Attribu-table	Surface	Attribu-table
Production
Tonnes milled/treated	000't	Mar 2023	8,742	282	8,460	3,860	4,600	1,412	1,260	1,436	812	686	2,529	326
		Dec 2022	9,242	286	8,956	4,229	4,727	1,399	1,385	1,660	892	823	2,450	347
		Mar 2022	9,291	328	8,963	4,131	4,832	1,420	1,422	1,538	928	833	2,482	340
Plant head grade	g/t	Mar 2023	2.29	12.26	1.96	3.28	0.85	3.34	1.05	3.64	0.88	2.27	0.74	3.53
		Dec 2022	2.31	12.60	1.98	3.27	0.82	3.31	1.08	3.62	0.86	2.40	0.66	3.53
		Mar 2022	2.38	12.74	2.00	3.29	0.89	3.29	1.11	3.78	0.85	2.28	0.77	3.57
Plant recoveries	%	Mar 2023	74.64	90.67	71.24	84.52	28.43	85.81	40.83	87.08	22.98	82.28	21.77	71.33
		Dec 2022	75.42	91.20	72.30	84.94	27.20	86.22	33.77	86.75	26.01	82.43	21.62	74.39
		Mar 2022	75.15	90.08	71.42	84.74	29.35	86.66	37.18	86.96	25.87	81.09	24.65	71.86
Yield	g/t	Mar 2023	1.71	11.12	1.40	2.77	0.24	2.87	0.43	3.17	0.20	1.87	0.16	2.52
		Dec 2022	1.74	11.49	1.43	2.78	0.22	2.85	0.36	3.14	0.22	1.98	0.14	2.63
		Mar 2022	1.79	11.48	1.43	2.79	0.26	2.85	0.41	3.29	0.22	1.85	0.19	2.57
PGM production[3]	4Eoz - 2Eoz	Mar 2023	480,481	100,690	379,791	344,052	35,739	130,123	17,361	146,346	5,276	41,187	13,102	26,396
		Dec 2022	516,720	105,205	411,515	377,627	33,888	128,351	16,236	167,645	6,413	52,321	11,239	29,310
		Mar 2022	533,237	122,389	410,848	370,272	40,576	130,171	18,870	162,540	6,562	49,518	15,144	28,043
PGM sold[4]	4Eoz - 2Eoz	Mar 2023	500,257	87,781	412,476			135,514	20,466	180,929		41,187	13,102	21,278
		Dec 2022	523,756	110,822	412,934			150,266	19,061	152,402		52,321	11,239	27,645
		Mar 2022	563,328	111,153	452,175			155,095	17,167	187,611		49,518	15,144	27,640
Price and costs[5]
Average PGM basket price[6]	R/4Eoz - R/2Eoz	Mar 2023	34,357	25,326	36,433			36,952	27,855	36,988		38,142	29,968	30,406
		Dec 2022	39,418	30,608	41,953			42,625	30,156	42,446		44,636	33,775	33,279
		Mar 2022	42,210	31,323	45,061			46,559	29,993	45,007		48,327	36,793	34,514
Average PGM basket price6	US$/4Eoz - US$/2Eoz	Mar 2023	1,935	1,426	2,051			2,081	1,568	2,083		2,148	1,687	1,712
		Dec 2022	2,238	1,738	2,382			2,420	1,712	2,410		2,535	1,918	1,890
		Mar 2022	2,773	2,058	2,961			3,059	1,971	2,957		3,175	2,417	2,268
Operating cost[7]	R/t	Mar 2023	1,159	7,665	934			2,042	143	1,589		1,180	60	1,653
		Dec 2022	1,140	7,838	918			2,072	300	1,366		1,154	61	1,553
		Mar 2022	977	5,704	797			1,820	155	1,277		945	53	1,203
Operating cost[7]	US$/t	Mar 2023	65	432	53			115	8	89		66	3	93
		Dec 2022	65	445	52			118	17	78		66	3	88
		Mar 2022	64	375	52			120	10	84		62	3	79
Operating cost[7]	R/4Eoz - R/2Eoz	Mar 2023	21,476	21,432	21,489			22,156	10,368	23,552		19,642	11,525	20,420
		Dec 2022	20,812	21,320	20,672			22,587	25,622	20,034		18,138	13,346	18,390
		Mar 2022	17,306	15,287	17,952			19,858	11,659	18,616		15,893	8,716	14,585
Operating cost[7]	US$/4Eoz - US$/2Eoz	Mar 2023	1,209	1,207	1,210			1,248	584	1,326		1,106	649	1,150
		Dec 2022	1,182	1,211	1,174			1,283	1,455	1,138		1,030	758	1,044
		Mar 2022	1,137	1,004	1,179			1,305	766	1,223		1,044	573	958
All-in sustaining cost[8]	R/4Eoz - R/2Eoz	Mar 2023	22,927	33,052	20,043			18,558		23,057		17,311	10,456	24,360
		Dec 2022	24,066	32,613	21,713			23,543		22,257		16,819	12,457	24,053
		Mar 2022	18,142	18,940	17,886			20,041		17,806		14,863	7,462	13,979
All-in sustaining cost8	US$/4Eoz - US$/2Eoz	Mar 2023	1,291	1,861	1,129			1,045		1,298		975	589	1,372
		Dec 2022	1,367	1,852	1,233			1,337		1,264		955	707	1366
		Mar 2022	1,192	1,244	1,175			1,317		1,170		977	490	918
All-in cost[8]	R/4Eoz - R/2Eoz	Mar 2023	23,725	35,018	20,507			18,558		24,132		17,336	10,456	24,360
		Dec 2022	25,492	36,234	22,535			23,536		24,067		16,819	12,457	24,053
		Mar 2022	19,177	21,546	18,419			20,041		19,012		14,863	7,462	13,979
All-in cost8	US$/4Eoz - US$/2Eoz	Mar 2023	1,336	1,972	1,155			1,045		1,359		976	589	1,372
		Dec 2022	1,448	2,058	1,280			1,337		1,367		955	707	1,366
		Mar 2022	1,260	1,416	1,210			1,317		1,249		977	490	918
Capital expenditure[5]
Ore reserve development	R'mil	Mar 2023	1,622	976	646			168		478		—	—	—
		Dec 2022	1,481	887	594			178		416		—	—	—
		Mar 2022	1,021	637	384			142		242		—	—	—
Sustaining capital	R'mil	Mar 2023	718	367	351			128		168		48	7	237
		Dec 2022	1,288	513	775			245		439		78	13	313
		Mar 2022	552	166	386			156		183		46	1	113
Corporate and projects	R'mil	Mar 2023	362	198	164			—		163		1	—	—
		Dec 2022	692	381	311			(1)		312		—	—	—
		Mar 2022	523	319	204			—		204		—	—	—
Total capital expenditure	R'mil	Mar 2023	2,702	1,541	1,161			296		809		49	7	237
		Dec 2022	3,461	1,781	1,680			422		1,167		78	13	313
		Mar 2022	2,096	1,122	974			298		629		46	1	113
Total capital expenditure	US$'mil	Mar 2023	152	87	65			17		46		3	—	13
		Dec 2022	197	101	95			24		66		4	1	18
		Mar 2022	138	74	64			20		41		3	—	7
Average exchange rate for the quarters ended 31 March 2023, 31 December 2022 and 31 March 2022 was R17.76/US$, R17.61/US$ and R15.22/US$, respectively
Figures may not add as they are rounded independently

1The US and SA PGM operations, Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 8

2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above and is detailed in the PGM recycling table below
3Production per product – see prill split in the table below
4PGM sold includes the third party PoC ounces sold
5The US and SA PGM operations and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted and excluded from revenue and cost of sales
6The average PGM basket price is the PGM revenue per 4E/2E ounce, prior to a purchase of concentrate adjustment
7Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period. For a reconciliation, refer to "Unit operating cost - Quarters" US and SA PGM operations
8All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in costs, see “All-in costs – Quarters”

Mining - PGM Prill split including third party PoC, excluding recycling operations

	US AND SA PGM OPERATIONS						TOTAL SA PGM OPERATIONS						US PGM OPERATIONS
	Mar 2023		Dec 2022		Mar 2022		Mar 2023		Dec 2022		Mar 2022		Mar 2023		Dec 2022		Mar 2022
		%		%		%		%		%		%		%		%		%
Platinum	264,685	52%	282,016	52%	278,259	51%	240,903	60%	257,964	60%	250,401	59%	23,782	24%	24,052	23%	27,858	23%
Palladium	196,583	39%	209,447	39%	220,820	41%	119,675	30%	128,294	30%	126,289	30%	76,908	76%	81,153	77%	94,531	77%
Rhodium	35,649	7%	38,487	7%	36,738	7%	35,649	9%	38,487	9%	36,738	9%
Gold	7,472	1%	8,048	1%	8,112	1%	7,472	2%	8,048	2%	8,112	2%
PGM production 4E/2E	504,389	100%	537,998	100%	543,929	100%	403,699	100%	432,793	100%	421,540	100%	100,690	100%	105,205	100%	122,389	100%
Ruthenium	56,498		60,965		58,777		56,498		60,965		58,777
Iridium	14,323		15,602		14,566		14,323		15,602		14,566
Total 6E/2E	575,210		614,565		617,272		474,520		509,360		494,883		100,690		105,205		122,389
Figures may not add as they are rounded independently

Recycling at US operations

	Unit	Mar 2023	Dec 2022	Mar 2022
Average catalyst fed/day	Tonne	10.7	12.1	23.7
Total processed	Tonne	965	1,110	2,132
Tolled	Tonne	—	—	—
Purchased	Tonne	965	1,110	2,132
PGM fed	3Eoz	78,844	95,881	190,871
PGM sold	3Eoz	79,405	118,982	147,571
PGM tolled returned	3Eoz	2,532	743	—
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 9

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS (continued)
SA gold operations

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface
Production
Tonnes milled/treated	000't	Mar 2023	8,081	1,066	7,015	353	201	361	335	351	216	992	5,271
		Dec 2022	9,064	1,152	7,912	313	366	400	670	439	106	1,085	5,685
		Mar 2022	8,748	492	8,256	236	200	256	623	—	—	774	6,659
Yield	g/t	Mar 2023	0.77	4.17	0.25	5.23	0.29	4.55	0.26	2.72	0.22	0.26	0.25
		Dec 2022	0.77	4.25	0.26	4.86	0.52	4.73	0.34	3.38	0.40	0.31	0.22
		Mar 2022	0.49	4.95	0.22	5.95	0.40	3.89	0.30	—	—	0.21	0.21
Gold produced	kg	Mar 2023	6,229	4,445	1,784	1,844	59	1,644	88	957	48	260	1,329
		Dec 2022	6,973	4,896	2,077	1,523	190	1,891	230	1,482	42	337	1,278
		Mar 2022	4,264	2,437	1,827	1,404	79	996	189	37	9	159	1,391
	oz	Mar 2023	200,267	142,910	57,357	59,286	1,897	52,856	2,829	30,768	1,543	8,359	42,728
		Dec 2022	224,187	157,410	66,777	48,966	6,109	60,797	7,395	47,647	1,350	10,835	41,089
		Mar 2022	137,091	78,351	58,739	45,140	2,540	32,022	6,076	1,190	289	5,112	44,722
Gold sold	kg	Mar 2023	6,765	4,830	1,935	1,824	105	1,877	146	1,129	48	307	1,329
		Dec 2022	6,308	4,314	1,994	1,437	139	1,633	198	1,244	42	295	1,320
		Mar 2022	4,746	2,829	1,917	1,494	100	1,185	224	150	9	207	1,377
	oz	Mar 2023	217,500	155,288	62,212	58,643	3,376	60,347	4,694	36,298	1,543	9,870	42,728
		Dec 2022	202,807	138,698	64,109	46,201	4,469	52,502	6,366	39,996	1,350	9,484	42,439
		Mar 2022	152,587	90,954	61,633	48,033	3,215	38,099	7,202	4,823	289	6,655	44,272
Price and costs
Gold price received	R/kg	Mar 2023	1,064,302			1,070,503		1,068,710		1,066,270		1,061,889	1,047,404
		Dec 2022	971,623			972,081		969,962		969,673		962,712	977,273
		Mar 2022	916,351			916,562		915,543		924,528		913,043	916,485
Gold price received	US$/oz	Mar 2023	1,864			1,875		1,872		1,867		1,860	1,834
		Dec 2022	1,716			1,717		1,713		1,713		1,700	1,726
		Mar 2022	1,873			1,873		1,871		1,889		1,866	1,873
Operating cost[1]	R/t	Mar 2023	689	3,923	198	4,247	362	4,951	301	2,541	232	243	175
		Dec 2022	652	3,838	188	4,721	254	4,340	257	2,749	94	254	165
		Mar 2022	511	6,486	155	5,301	295	5,637	254	—	—	183	135
	US$/t	Mar 2023	39	221	11	239	20	279	17	143	13	14	10
		Dec 2022	37	218	11	268	14	246	15	156	5	14	9
		Mar 2022	34	426	10	348	19	370	17	—	—	12	9
	R/kg	Mar 2023	894,205	940,382	779,148	812,364	1,237,288	1,088,200	1,147,727	933,124	1,041,667	926,923	696,012
		Dec 2022	847,268	902,778	716,418	971,110	489,474	916,975	747,826	814,440	238,095	818,991	733,177
		Mar 2022	1,048,077	1,309,397	699,507	891,026	746,835	1,448,795	835,979	13,432,432	2,111,111	893,082	647,017
	US$/oz	Mar 2023	1,566	1,647	1,365	1,423	2,167	1,906	2,010	1,634	1,824	1,623	1,219
		Dec 2022	1,496	1,595	1,265	1,715	865	1,620	1,321	1,438	421	1,447	1,295
		Mar 2022	2,142	2,676	1,430	1,821	1,526	2,961	1,708	27,450	4,314	1,825	1,322
All-in sustaining cost[2]	R/kg	Mar 2023	1,042,868			1,065,837		1,213,050		1,033,135		983,713	772,009
		Dec 2022	1,041,218			1,220,812		1,130,530		924,572		871,186	837,121
		Mar 2022	1,183,944			1,080,928		1,462,030		4,188,679		908,213	712,418
All-in sustaining cost2	US$/oz	Mar 2023	1,826			1,867		2,124		1,809		1,723	1,352
		Dec 2022	1,839			2,156		1,997		1,633		1,539	1,479
		Mar 2022	2,420			2,209		2,988		8,560		1,856	1,456
All-in cost[2]	R/kg	Mar 2023	1,127,421			1,065,837		1,228,374		1,033,135		983,713	892,400
		Dec 2022	1,110,812			1,220,812		1,157,837		924,572		871,186	886,364
		Mar 2022	1,224,821			1,080,928		1,486,870		4,213,836		908,213	729,121
All-in cost2	US$/oz	Mar 2023	1,974			1,867		2,151		1,809		1,723	1,563
		Dec 2022	1,962			2,156		2,045		1,633		1,539	1,566
		Mar 2022	2,503			2,209		3,039		8,611		1,856	1,490
Capital expenditure
Ore reserve development	R'mil	Mar 2023	653			349		221		83		—	—
		Dec 2022	691			334		262		95		—	—
		Mar 2022	468			252		185		31		—	—
Sustaining capital	R'mil	Mar 2023	279			80		70		14		—	115
		Dec 2022	480			154		153		50		—	123
		Mar 2022	270			61		94		35		—	80
Corporate and projects[3]	R'mil	Mar 2023	570			—		31		—		—	160
		Dec 2022	423			—		50		—		—	65
		Mar 2022	183			—		35		4		—	23
Total capital expenditure	R'mil	Mar 2023	1,502			429		322		97		—	275
		Dec 2022	1,594			488		465		145		—	188
		Mar 2022	921			313		314		70		—	103
Total capital expenditure	US$'mil	Mar 2023	85			24		18		5		—	15
		Dec 2022	91			28		26		8		—	11
		Mar 2022	61			21		21		5		—	7
Average exchange rates for the quarters ended 31 March 2023, 31 December 2022 and 31 March 2022 was R17.76/US$, R17.61/US$ and R15.22/US$, respectively
Figures may not add as they are rounded independently
1Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period. For a reconciliation, refer to "Unit operating cost - Quarters" SA gold operations
2All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period. For a reconciliation of cost of sales before amortisation and depreciation to All-in cost, see “All-in costs – Quarters”
3Corporate project expenditure for the quarters ended 31 March 2023, 31 December 2022 and 31 March 2022 was R379 million (US$21 million), R308 million (US$17 million) and R121 million (US$8 million), respectively, the majority of which related to the Burnstone project
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 10

SALIENT FEATURES AND COST BENCHMARKS - QUARTERS (continued)
European operations

Sibanye-Stillwater Sandouville Refinery
Battery Metal Split
	Mar 2023		Dec 2022		Mar 2022[1]
Volumes produced (tonnes)		%		%		%
Nickel Salts[2]	429	27%	287	46%	398	24%
Nickel Metal	1,180	73%	337	54%	1,248	76%
Total Nickel Production tNi	1,609	100%	624	100%	1,646	100%
Nickel Cakes[3]	61		23		70
Cobalt Chloride (CoCl2)[4]	33		6		35
Ferric Chloride (FeCl3)[4]	296		110		360

Volumes sales (tonnes)
Nickel Salts[2]	229	17%	347	62%	376	23%
Nickel Metal	1,118	83%	211	38%	1,232	77%
Total Nickel Sold tNi	1,347	100%	558	100%	1,608	100%
Nickel Cakes[3]	19		—		—
Cobalt Chloride (CoCl2)[4]	16		(32)		50
Ferric Chloride (FeCl3)[4]	296		110		360

Nickel equivalent basket price	Unit	Mar 2023	Dec 2022	Mar 2022[1]
Revenue from sale of products	R'mil	676	311	770
Nickel Products sold	tNi	1,347	558	1,608
Nickel equivalent average basket price[5]	R/tNi	501,856	557,348	478,856
	US$/tNi	28,258	31,649	31,462

Nickel equivalent sustaining cost	R'mil	Mar 2023	Dec 2022	Mar 2022[1]
Cost of sales, before amortisation and depreciation		922	624	864
Carbon tax		—	—	—
Community costs		—	—	—
Share-based payments		—	—	—
Rehabilitation interest and amortisation		1	1	1
Leases		5	(13)	2
Sustaining capital expenditure		44	37	10
Less: By-product credit		(45)	(25)	(15)
Nickel equivalent sustaining cost		927	624	862
Nickel Products sold	tNi	1,347	558	1,608
Nickel equivalent sustaining cost[6]	R/tNi	688,196	1,118,280	536,070
	US$/tNi	38,750	63,503	35,221

Nickel recovery yield[7]	%	96.15%	89.53%	98.22%

Average exchange rates for the quarters ended 31 March 2023, 31 December 2022 and 31 March 2022 was R17.76/US$, R17.61/US$ and R15.22/US$, respectively

1.Amounts included since effective date of the acquisition on 4 February 2022
2.Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
3.Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
4.Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
5.The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
6.The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost per tonne nickel is calculated by dividing the Nickel equivalent sustaining cost, in a period by the total nickel products sold over the same period. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies
7.Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received

Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 11

ALL-IN-COSTS - QUARTERS
US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM opera-tions[1]	US PGM operations[2]	Total SA PGM opera-tions[1]	Rustenburg	Marikana[1]	Kroondal (Attribu-table)	Plat Mile	Mimosa (Attribu-table)	Corporate
Cost of sales, before amortisation and depreciation[3]		Mar 2023	10,914	2,133	8,781	3,880	3,938	812	151	478	(478)
		Dec 2022	9,700	2,203	7,497	3,670	2,772	905	150	535	(535)
		Mar 2022	10,927	1,797	9,130	3,451	4,709	838	132	430	(430)
Royalties		Mar 2023	228	—	228	29	196	3	—	32	(32)
		Dec 2022	444	—	444	307	134	3	—	31	(31)
		Mar 2022	638	—	638	365	269	4	—	31	(31)
Carbon tax		Mar 2023	—	—	—	—	—	—	—	—	—
		Dec 2022	—	—	—	—	—	—	—	—	—
		Mar 2022	—	—	—	(1)	1	—	—	—	—
Community costs		Mar 2023	23	—	23	—	23	—	—	—	—
		Dec 2022	27	—	27	—	27	—	—	—	—
		Mar 2022	40	—	40	—	40	—	—	—	—
Inventory change		Mar 2023	(83)	25	(108)	(623)	515	—	—	61	(61)
		Dec 2022	1,642	40	1,602	(29)	1,631	—	—	4	(4)
		Mar 2022	(1,297)	74	(1,371)	(476)	(895)	—	—	(21)	21
Share-based payments[4]		Mar 2023	10	6	4	1	2	1	—	—	—
		Dec 2022	79	44	35	14	22	(2)	—	—	—
		Mar 2022	35	14	21	8	10	3	—	—	—
Rehabilitation interest and amortisation[5]		Mar 2023	51	20	31	(3)	16	18	—	1	(1)
		Dec 2022	49	13	36	(5)	15	26	—	1	(1)
		Mar 2022	55	13	42	2	19	21	—	1	(1)
Leases		Mar 2023	15	1	14	4	9	1	—	—	—
		Dec 2022	15	2	13	3	9	1	—	—	—
		Mar 2022	16	2	14	3	9	2	—	—	—
Ore reserve development		Mar 2023	1,622	976	646	168	478	—	—	—	—
		Dec 2022	1,481	887	594	178	416	—	—	—	—
		Mar 2022	1,021	637	384	142	242	—	—	—	—
Sustaining capital expenditure		Mar 2023	718	367	351	128	168	48	7	237	(237)
		Dec 2022	1,288	513	775	245	439	78	13	313	(313)
		Mar 2022	552	166	386	156	183	46	1	113	(113)
Less: By-product credit		Mar 2023	(2,365)	(200)	(2,165)	(847)	(1,127)	(170)	(21)	(166)	166
		Dec 2022	(2,218)	(271)	(1,947)	(979)	(814)	(131)	(23)	(179)	179
		Mar 2022	(2,350)	(385)	(1,965)	(663)	(1,104)	(178)	(20)	(162)	162
Total All-in-sustaining costs[6]		Mar 2023	11,133	3,328	7,805	2,737	4,218	713	137	643	(643)
		Dec 2022	12,507	3,431	9,076	3,404	4,651	880	140	705	(705)
		Mar 2022	9,637	2,318	7,319	2,987	3,483	736	113	392	(392)
Plus: Corporate cost, growth and capital expenditure		Mar 2023	362	198	164	—	163	1	—	—	—
		Dec 2022	695	381	314	(1)	315	—	—	—	—
		Mar 2022	523	319	204	—	204	—	—	—	—
Total All-in-costs[6]		Mar 2023	11,495	3,526	7,969	2,737	4,381	714	137	643	(643)
		Dec 2022	13,202	3,812	9,390	3,403	4,966	880	140	705	(705)
		Mar 2022	10,160	2,637	7,523	2,987	3,687	736	113	392	(392)
PGM production	4Eoz - 2Eoz	Mar 2023	504,389	100,690	403,699	147,484	175,530	41,187	13,102	26,396	—
		Dec 2022	537,998	105,205	432,793	144,587	195,336	52,321	11,239	29,310	—
		Mar 2022	543,929	122,389	421,540	149,041	179,794	49,518	15,144	28,043	—
	kg	Mar 2023	15,688	3,132	12,556	4,587	5,460	1,281	408	821	—
		Dec 2022	16,734	3,272	13,461	4,497	6,076	1,627	350	912	—
		Mar 2022	16,918	3,807	13,111	4,636	5,592	1,540	471	872	—
All-in-sustaining cost	R/4Eoz - R/2Eoz	Mar 2023	23,291	33,052	20,686	18,558	24,030	17,311	10,456	24,360	—
		Dec 2022	24,587	32,613	22,494	23,543	23,810	16,819	12,457	24,053	—
		Mar 2022	18,680	18,940	18,600	20,041	19,372	14,863	7,462	13,979	—
	US$/4Eoz - US$/2Eoz	Mar 2023	1,311	1,861	1,165	1,045	1,353	975	589	1,372	—
		Dec 2022	1,396	1,852	1,277	1,337	1,352	955	707	1,366	—
		Mar 2022	1,227	1,244	1,222	1,317	1,273	977	490	918	—
All-in-cost	R/4Eoz - R/2Eoz	Mar 2023	24,048	35,018	21,121	18,558	24,959	17,336	10,456	24,360	—
		Dec 2022	25,953	36,234	23,272	23,536	25,423	16,819	12,457	24,053	—
		Mar 2022	19,694	21,546	19,118	20,041	20,507	14,863	7,462	13,979	—
	US$/4Eoz - US$/2Eoz	Mar 2023	1,354	1,972	1,189	1,045	1,405	976	589	1,372	—
		Dec 2022	1,474	2,058	1,322	1,337	1,444	955	707	1,366	—
		Mar 2022	1,294	1,416	1,256	1,317	1,347	977	490	918	—
Average exchange rates for the quarters ended 31 March 2023, 31 December 2022 and 31 March 2022 was R17.76/US$, R17.61/US$ and R15.22/US$, respectively
Figures may not add as they are rounded independently
1The US and SA PGM operations, Total SA PGM operations and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties. For a reconciliation of the Operating cost, AISC and AIC excluding third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters” and “Reconciliation of AISC and AIC excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana – Quarters”
2The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
4Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
5Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current PGM production
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 12

6All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period

Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		US and SA PGM operations			Total SA PGM operations			Marikana
	R' mil	Mar 2023	Dec 2022	Mar 2022	Mar 2023	Dec 2022	Mar 2022	Mar 2023	Dec 2022	Mar 2022
Cost of sales, before amortisation and depreciation as reported per table above		10,914	9,700	10,927	8,781	7,497	9,130	3,938	2,772	4,709
Inventory change as reported per table above		(83)	1,642	(1,297)	(108)	1,602	(1,371)	515	1,631	(895)
Less: Chrome cost of sales		(257)	(349)	(353)	(257)	(349)	(353)	(60)	(67)	(132)
Total operating cost including third party PoC		10,574	10,993	9,277	8,416	8,750	7,406	4,393	4,336	3,682
Less: Purchase cost of PoC		(822)	(849)	(534)	(822)	(849)	(534)	(822)	(849)	(534)
Total operating cost excluding third party PoC		9,752	10,144	8,743	7,594	7,901	6,872	3,571	3,487	3,148

PGM production as reported per table above	4Eoz- 2Eoz	504,389	537,998	543,929	403,699	432,793	421,540	175,530	195,336	179,794
Less: Mimosa production		(26,396)	(29,310)	(28,043)	(26,396)	(29,310)	(28,043)	—	—	—
PGM production excluding Mimosa		477,993	508,688	515,886	377,303	403,483	393,497	175,530	195,336	179,794
Less: PoC production		(23,908)	(21,278)	(10,692)	(23,908)	(21,278)	(10,692)	(23,908)	(21,278)	(10,692)
PGM production excluding Mimosa and third party PoC		454,085	487,410	505,194	353,395	382,205	382,805	151,622	174,058	169,102

PGM production including Mimosa and excluding third party PoC		480,481	516,720	533,237	379,791	411,515	410,848	151,622	174,058	169,102

Tonnes milled/treated	000't	8,742	9,242	9,291	8,460	8,956	8,963	2,248	2,552	2,466
Less: Mimosa tonnes		(326)	(347)	(340)	(326)	(347)	(340)	—	—	—
PGM tonnes excluding Mimosa and third party PoC		8,416	8,895	8,951	8,134	8,608	8,623	2,248	2,552	2,466
Operating cost including third party PoC	R/4Eoz-R/2Eoz	22,122	21,610	17,983	22,306	21,686	18,821	25,027	22,198	20,479
	US$/4Eoz-US$/2Eoz	1,246	1,227	1,182	1,256	1,231	1,237	1,409	1,261	1,346
	R/t	1,256	1,236	1,036	1,035	1,016	859	1,955	1,699	1,493
	US$/t	71	70	68	58	58	56	110	96	98
Operating cost excluding third party PoC	R/4Eoz-R/2Eoz	21,476	20,812	17,306	21,489	20,672	17,952	23,552	20,034	18,616
	US$/4Eoz-US$/2Eoz	1,209	1,182	1,137	1,210	1,174	1,179	1,326	1,138	1,223
	R/t	1,159	1,140	977	934	918	797	1,589	1,366	1,277
	US$/t	65	65	64	53	52	52	89	78	84

Reconciliation of AISC and AIC excluding PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters
		US and SA PGM operations			Total SA PGM operations			Marikana
	R' mil	Mar 2023	Dec 2022	Mar 2022	Mar 2023	Dec 2022	Mar 2022	Mar 2023	Dec 2022	Mar 2022
Total All-in-sustaining cost as reported per table above		11,133	12,507	9,637	7,805	9,076	7,319	4,218	4,651	3,483
Less: Purchase cost of PoC		(822)	(849)	(534)	(822)	(849)	(534)	(822)	(849)	(534)
Add: By-product credit of PoC		100	72	62	100	72	62	100	72	62
Total All-in-sustaining cost excluding PoC		10,411	11,730	9,165	7,083	8,299	6,847	3,496	3,874	3,011
Plus: Corporate cost, growth and capital expenditure		362	695	523	164	314	204	163	315	204
Total All-in-cost excluding PoC		10,773	12,425	9,688	7,247	8,613	7,051	3,659	4,189	3,215

PGM production excluding PoC	4Eoz- 2Eoz	454,085	487,410	505,194	353,395	382,205	382,805	151,622	174,058	169,102

All-in-sustaining cost excluding PoC	R/4Eoz-R/2Eoz	22,927	24,066	18,142	20,043	21,713	17,886	23,057	22,257	17,806
	US$/4Eoz-US$/2Eoz	1,291	1,367	1,192	1,129	1,233	1,175	1,298	1,264	1,170

All-in-cost excluding PoC	R/4Eoz-R/2Eoz	23,725	25,492	19,177	20,507	22,535	18,419	24,132	24,067	19,012
	US$/4Eoz-US$/2Eoz	1,336	1,448	1,260	1,155	1,280	1,210	1,359	1,367	1,249

Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 13

ALL-IN-COSTS - QUARTERS (continued)
SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate
Cost of sales, before amortisation and depreciation[1]		Mar 2023	6,011	1,613	2,136	1,087	277	898	—
		Dec 2022	5,274	1,427	1,638	1,005	240	964	—
		Mar 2022	4,775	1,378	1,757	581	172	887	—
Royalties		Mar 2023	29	10	11	6	2	—	—
		Dec 2022	24	8	9	6	1	—	—
		Mar 2022	15	7	6	1	1	—	—
Carbon tax		Mar 2023	—	—	—	—	—	—	—
		Dec 2022	1	—	—	1	—	—	—
		Mar 2022	(12)	—	—	(12)	—	—	—
Community costs		Mar 2023	5	—	1	—	—	4	—
		Dec 2022	3	—	—	—	—	3	—
		Mar 2022	34	13	10	9	—	2	—
Share-based payments[2]		Mar 2023	10	2	1	1	—	6	—
		Dec 2022	45	12	16	11	—	6	—
		Mar 2022	19	4	6	4	—	5	—
Rehabilitation interest and amortisation[3]		Mar 2023	56	2	8	20	23	2	1
		Dec 2022	37	(10)	(11)	15	16	4	23
		Mar 2022	36	8	(1)	10	13	5	1
Leases		Mar 2023	18	1	6	6	—	5	—
		Dec 2022	17	1	4	7	—	5	—
		Mar 2022	19	1	4	7	2	5	—
Ore reserve development		Mar 2023	653	349	221	83	—	—	—
		Dec 2022	691	334	262	95	—	—	—
		Mar 2022	468	252	185	31	—	—	—
Sustaining capital expenditure		Mar 2023	279	80	70	14	—	115	—
		Dec 2022	480	154	153	50	—	123	—
		Mar 2022	270	61	94	35	—	80	—
Less: By-product credit		Mar 2023	(6)	(1)	—	(1)	—	(4)	—
		Dec 2022	(4)	(2)	(1)	(1)	—	—	—
		Mar 2022	(5)	(1)	(1)	—	—	(3)	—
Total All-in-sustaining costs[4]		Mar 2023	7,055	2,056	2,454	1,216	302	1,026	1
		Dec 2022	6,568	1,924	2,070	1,189	257	1,105	23
		Mar 2022	5,619	1,723	2,060	666	188	981	1
Plus: Corporate cost, growth and capital expenditure		Mar 2023	572	—	31	—	—	160	381
		Dec 2022	439	—	50	—	—	65	324
		Mar 2022	194	—	35	4	—	23	132
Total All-in-costs[4]		Mar 2023	7,627	2,056	2,485	1,216	302	1,186	382
		Dec 2022	7,007	1,924	2,120	1,189	257	1,170	347
		Mar 2022	5,813	1,723	2,095	670	188	1,004	133
Gold sold	kg	Mar 2023	6,765	1,929	2,023	1,177	307	1,329	—
		Dec 2022	6,308	1,576	1,831	1,286	295	1,320	—
		Mar 2022	4,746	1,594	1,409	159	207	1,377	—
	oz	Mar 2023	217,500	62,019	65,041	37,841	9,870	42,728	—
		Dec 2022	202,807	50,670	58,868	41,346	9,484	42,439	—
		Mar 2022	152,587	51,248	45,300	5,112	6,655	44,272	—
All-in-sustaining cost	R/kg	Mar 2023	1,042,868	1,065,837	1,213,050	1,033,135	983,713	772,009	—
		Dec 2022	1,041,218	1,220,812	1,130,530	924,572	871,186	837,121	—
		Mar 2022	1,183,944	1,080,928	1,462,030	4,188,679	908,213	712,418	—
All-in-sustaining cost	US$/oz	Mar 2023	1,826	1,867	2,124	1,809	1,723	1,352	—
		Dec 2022	1,839	2,156	1,997	1,633	1,539	1,479	—
		Mar 2022	2,420	2,209	2,988	8,560	1,856	1,456	—
All-in-cost	R/kg	Mar 2023	1,127,421	1,065,837	1,228,374	1,033,135	983,713	892,400	—
		Dec 2022	1,110,812	1,220,812	1,157,837	924,572	871,186	886,364	—
		Mar 2022	1,224,821	1,080,928	1,486,870	4,213,836	908,213	729,121	—
All-in-cost	US$/oz	Mar 2023	1,974	1,867	2,151	1,809	1,723	1,563	—
		Dec 2022	1,962	2,156	2,045	1,633	1,539	1,566	—
		Mar 2022	2,503	2,209	3,039	8,611	1,856	1,490	—
Average exchange rates for the quarters ended 31 March 2023, 31 December 2022 and 31 March 2022 was R17.76/US$, R17.61/US$ and R15.22/US$, respectively
Figures may not add as they are rounded independently

1 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs, and permitting costs
2    Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
3    Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs reflect the periodic costs of rehabilitation associated with current gold production
4 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 14

UNIT OPERATING COST - QUARTERS

US and SA PGM operations
Figures are in rand millions unless otherwise stated

			US and SA PGM operations	US PGM operations	Total SA PGM operations[2]	Rustenburg[2]		Marikana[2]		Kroondal[2]	Plat Mile	Mimosa[3]
				Under- ground[1]	Total	Under- ground	Surface	Under- ground	Surface	Attribu-table	Surface	Attribu-table

Cost of sales, before amortisation and depreciation		Mar 2023	10,914	2,133	8,781	3,615	265	3,938		812	151	478
		Dec 2022	9,700	2,203	7,497	3,360	310	2,772		905	150	535
		Mar 2022	10,927	1,797	9,130	3,183	268	4,709		838	132	430
Inventory change		Mar 2023	(83)	25	(108)	(538)	(85)	515		—	—	61
		Dec 2022	1,642	40	1,602	(135)	106	1,631		—	—	4
		Mar 2022	(1,297)	74	(1,371)	(428)	(48)	(895)		—	—	(21)
Less: Chrome cost of sales		Mar 2023	(257)	—	(257)	(194)	—	(60)		(3)	—	—
		Dec 2022	(349)	—	(349)	(326)	—	(67)		44	—	—
		Mar 2022	(353)	—	(353)	(170)	—	(132)		(51)	—	—
Less: Purchase cost of PoC		Mar 2023	(822)	—	(822)	—	—	(822)		—	—	—
		Dec 2022	(849)	—	(849)	—	—	(849)		—	—	—
		Mar 2022	(534)	—	(534)	—	—	(534)		—	—	—
Total operating cost excluding third party PoC		Mar 2023	9,752	2,158	7,594	2,883	180	3,571		809	151	539
		Dec 2022	10,144	2,243	7,901	2,899	416	3,487		949	150	539
		Mar 2022	8,743	1,871	6,872	2,585	220	3,148		787	132	409
Tonnes milled/treated excluding Mimosa and third party PoC[4]	000't	Mar 2023	8,416	282	8,134	1,412	1,260	1,436	812	686	2,529	326
		Dec 2022	8,895	286	8,608	1,399	1,385	1,660	892	823	2,450	347
		Mar 2022	8,951	328	8,623	1,420	1,422	1,538	928	833	2,482	340
PGM production excluding Mimosa and third party PoC[4]	000 4Eoz	Mar 2023	454,085	100,690	353,395	130,123	17,361	151,622		41,187	13,102	26,396
		Dec 2022	487,410	105,205	382,205	128,351	16,236	174,058		52,321	11,239	29,310
		Mar 2022	505,194	122,389	382,805	130,171	18,870	169,102		49,518	15,144	28,043
Operating cost[5]	R/t	Mar 2023	1,159	7,665	934	2,042	143	1,589		1,180	60	1,653
		Dec 2022	1,140	7,838	918	2,072	300	1,366		1,154	61	1,553
		Mar 2022	977	5,704	797	1,820	155	1,277		945	53	1,203
	US$/t	Mar 2023	65	432	53	115	8	89		66	3	93
		Dec 2022	65	445	52	118	17	78		66	3	88
		Mar 2022	64	375	52	120	10	84		62	3	79
	R/4Eoz - R/2Eoz	Mar 2023	21,476	21,432	21,489	22,156	10,368	23,552		19,642	11,525	20,420
		Dec 2022	20,812	21,320	20,672	22,587	25,622	20,034		18,138	13,346	18,390
		Mar 2022	17,306	15,287	17,952	19,858	11,659	18,616		15,893	8,716	14,585
	US$/4Eoz - US$/2Eoz	Mar 2023	1,209	1,207	1,210	1,248	584	1,326		1,106	649	1,150
		Dec 2022	1,182	1,211	1,174	1,283	1,455	1,138		1,030	758	1,044
		Mar 2022	1,137	1,004	1,179	1,305	766	1,223		1,044	573	958

Average exchange rates for the quarters ended 31 March 2023, 31 December 2022 and 31 March 2022 was R17.76/US$, R17.61/US$ and R15.22/US$, respectively
Figures may not add as they are rounded independently

1 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’
underground production, the operation treats various recycling material which is excluded from the statistics shown above
2    Cost of sales, before amortisation and depreciation for Total SA PGM, Rustenburg, Marikana and Kroondal includes the Chrome cost of sales which is excluded for unit cost calculation purposes as Chrome production is excluded from the 4Eoz production
3    US and SA PGM operations and Total SA PGM operations’ exclude the results of Mimosa, which is equity accounted
4 For a reconciliation of the production excluding Mimosa and third party PoC, refer to “Reconciliation of operating cost excluding third party PoC for US and SA PGM operations, Total SA PGM operations and Marikana - Quarters”
5 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilogram) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period, by the PGM produced in the same period

Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 15

UNIT OPERATING COST - QUARTERS (continued)
SA gold operations
Figures are in rand millions unless otherwise stated

			Total SA gold operations			Driefontein		Kloof		Beatrix		Cooke	DRDGOLD
			Total	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Under- ground	Surface	Surface	Surface

Cost of sales, before amortisation and depreciation		Mar 2023	6,011	4,570	1,441	1,540	73	1,993	143	1,037	50	277	898
		Dec 2022	5,274	3,831	1,443	1,334	93	1,502	136	995	10	240	964
		Mar 2022	4,775	3,460	1,315	1,319	59	1,579	178	562	19	172	887
Inventory change		Mar 2023	(441)	(390)	(51)	(42)	—	(204)	(42)	(144)	—	(36)	27
		Dec 2022	634	589	45	145	—	232	36	212	—	36	(27)
		Mar 2022	(306)	(269)	(37)	(68)	—	(136)	(20)	(65)	—	(30)	13
Total operating cost		Mar 2023	5,570	4,180	1,390	1,498	73	1,789	101	893	50	241	925
		Dec 2022	5,908	4,420	1,488	1,479	93	1,734	172	1,207	10	276	937
		Mar 2022	4,469	3,191	1,278	1,251	59	1,443	158	497	19	142	900
Tonnes milled/treated	000't	Mar 2023	8,081	1,066	7,015	353	201	361	335	351	216	992	5,271
		Dec 2022	9,064	1,152	7,912	313	366	400	670	439	106	1,085	5,685
		Mar 2022	8,748	492	8,256	236	200	256	623	—	—	774	6,659
Gold produced	kg	Mar 2023	6,229	4,445	1,784	1,844	59	1,644	88	957	48	260	1,329
		Dec 2022	6,973	4,896	2,077	1,523	190	1,891	230	1,482	42	337	1,278
		Mar 2022	4,264	2,437	1,827	1,404	79	996	189	37	9	159	1,391
	oz	Mar 2023	200,267	142,910	57,357	59,286	1,897	52,856	2,829	30,768	1,543	8,359	42,728
		Dec 2022	224,187	157,410	66,777	48,966	6,109	60,797	7,395	47,647	1,350	10,835	41,089
		Mar 2022	137,091	78,351	58,739	45,140	2,540	32,022	6,076	1,190	289	5,112	44,722
Operating cost[1]	R/t	Mar 2023	689	3,923	198	4,247	362	4,951	301	2,541	232	243	175
		Dec 2022	652	3,838	188	4,721	254	4,340	257	2,749	94	254	165
		Mar 2022	511	6,486	155	5,301	295	5,637	254	—	—	183	135
	US$/t	Mar 2023	39	221	11	239	20	279	17	143	13	14	10
		Dec 2022	37	218	11	268	14	246	15	156	5	14	9
		Mar 2022	34	426	10	348	19	370	17	—	—	12	9
	R/kg	Mar 2023	894,205	940,382	779,148	812,364	1,237,288	1,088,200	1,147,727	933,124	1,041,667	926,923	696,012
		Dec 2022	847,268	902,778	716,418	971,110	489,474	916,975	747,826	814,440	238,095	818,991	733,177
		Mar 2022	1,048,077	1,309,397	699,507	891,026	746,835	1,448,795	835,979	13,432,432	2,111,111	893,082	647,017
	US$/oz	Mar 2023	1,566	1,647	1,365	1,423	2,167	1,906	2,010	1,634	1,824	1,623	1,219
		Dec 2022	1,496	1,595	1,265	1,715	865	1,620	1,321	1,438	421	1,447	1,295
		Mar 2022	2,142	2,676	1,430	1,821	1,526	2,961	1,708	27,450	4,314	1,825	1,322

Average exchange rates for the quarters ended 31 March 2023, 31 December 2022 and 31 March 2022 was R17.76/US$, R17.61/US$ and R15.22/US$, respectively
Figures may not add as they are rounded independently

1 Operating cost is the average cost of production and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold produced in the same period
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 16

ADJUSTED EBITDA RECONCILIATION - QUARTERS

	Quarter ended Mar 2023									Quarter ended Dec 2022									Quarter ended Mar 2022
	Americas region			Southern Africa (SA) region		European region		Group		Americas region			SA region		European region		Group		Americas region			SA region		European region		Group
Figures in million - SA rand	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA gold	Total Battery Metals[1,2]	Sandouville	Corpo-rate	Total	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA gold	Total Battery Metals[1]	Sandouville	Corpo-rate	Total	Total US PGM	US Under- ground PGM	US Recy- cling	SA PGM	SA gold	Total Battery Metals[1]	Sandouville	Corpo-rate	Total
(Loss)/profit before royalties and tax	(439)	(637)	198	6,289	362	(341)	(289)	(166)	5,705	706	683	23	5,532	(1,231)	(296)	(298)	(366)	4,345	1,281	956	325	11,298	(1,803)	(116)	(107)	(192)	10,468
Adjusted for:
Amortisation and depreciation	707	706	1	655	524	48	47	—	1,934	799	802	(3)	631	650	42	37	—	2,122	685	684	1	561	394	3	3	—	1,643
Interest income	(59)	(59)	—	(152)	(164)	(2)	—	—	(377)	(42)	(270)	228	(124)	(140)	—	—	—	(306)	(63)	—	(63)	(64)	(111)	—	—	—	(238)
Finance expense	261	261	—	230	156	3	3	78	728	259	202	57	166	185	2	—	94	706	219	219	—	254	171	1	1	77	722
Share-based payments	(4)	(4)	—	(2)	5	—	—	—	(1)	7	7	—	(7)	10	—	—	2	12	38	38	—	64	51	—	—	—	153
(Gain)/loss on financial instruments	(4)	(4)	—	273	(7)	(35)	—	—	227	(10)	(10)	—	3,011	717	(97)	1	(7)	3,614	215	215	—	152	(34)	—	—	—	333
(Gain)/loss on foreign exchange differences	(6)	(6)	—	(174)	(57)	69	(1)	(23)	(191)	—	—	—	78	123	(55)	(60)	(1)	145	1	1	—	199	766	23	14	(11)	978
Share of results of equity-accounted investees after tax	—	—	—	(132)	(72)	—	—	4	(200)	—	—	—	(346)	(86)	—	—	4	(428)	—	—	—	(304)	(46)	—	—	—	(350)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	—	—	—	—	—	—	—	—	—	—	—	—	(125)	54	—	—	—	(71)	—	—	—	—	—	—	—	—	—
Gain on disposal of property, plant and equipment	—	—	—	(21)	(5)	—	—	—	(26)	—	—	—	(14)	(22)	—	—	—	(36)	(2)	(2)	—	(8)	(52)	—	—	—	(62)
Impairments	—	—	—	—	2	—	—	—	2	—	—	—	1	—	—	—	—	1	—	—	—	—	—	—	—	—	—
Restructuring cost	—	—	—	—	46	—	—	—	46	—	—	—	4	316	—	—	—	320	2	2	—	2	5	—	—	—	9
IFRS 16 lease payments	(1)	(1)	—	(14)	(16)	(6)	(5)	—	(37)	(1)	(1)	—	(14)	(19)	12	13	—	(22)	(2)	(2)	—	(14)	(21)	—	—	—	(37)
Occupational healthcare expense	—	—	—	—	—	—	—	—	—	—	—	—	—	(186)	—	—	—	(186)	—	—	—	—	—	—	—	—	—
Loss on deconsolidation of subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	309	—	—	—	—	309	—	—	—	—	—	—	—	—	—
Profit on sale of Lonmin Canada	—	—	—	—	—	—	—	—	—	—	—	—	(145)	—	—	—	—	(145)	—	—	—	—	—	—	—	—	—
Other non-recurring costs	(2)	(2)	—	—	—	—	—	16	14	1	1	—	(306)	—	—	—	20	(285)	1	1	—	—	—	—	—	44	45
Adjusted EBITDA	453	254	199	6,952	774	(264)	(245)	(91)	7,824	1,719	1,414	305	8,651	371	(392)	(307)	(254)	10,095	2,375	2,112	263	12,140	(680)	(89)	(89)	(82)	13,664
1 Total Battery Metals includes Sandouville, Keliber OY and Battery Metals corporate and reconciling items
2 Shortly after announcing its off-market takeover offer of New Century Resources Limited (New Century) and prior to the takeover bid opening on 7 March 2023 for acceptance by New Century shareholders, on 22 February 2023 Sibanye-Stillwater obtained control over New Century through the on-market purchase of shares. At the date of this report Sibanye-Stillwater management was still in the process of assessing the inputs, assumptions and information that may impact the identification and fair value of the net assets acquired. As a result, New Century is not included in the Q1 2023 operating update and therefore excluded from the adjusted EBITDA reconciliation

Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 17

DEVELOPMENT RESULTS
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

US PGM operations		Mar 2023 quarter		Dec 2022 quarter		Mar 2022 quarter
	Reef	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder	Stillwater incl Blitz	East Boulder
Stillwater	Unit
Primary development (off reef)	(m)	1,503	451	1,297	299	1,852	667
Secondary development	(m)	2,443	1,424	3,262	1,521	2,899	1,086

SA PGM operations		Mar 2023 quarter						Dec 2022 quarter						Mar 2022 quarter
	Reef			Bathopele	Thembe-lani	Khuseleka	Siphume-lele			Bathopele	Thembe-lani	Khuseleka	Siphume-lele			Bathopele	Thembe-lani	Khuseleka	Siphume-lele
Rustenburg	Unit
Advanced	(m)			606	1,325	2,290	521			415	1,379	2,976	726			343	1,393	2,220	559
Advanced on reef	(m)			606	572	805	337			415	588	1,056	358			343	604	892	317
Height	(cm)			229	294	289	272			217	291	281	265			212	293	281	274
Average value	(g/t)			2.7	2.4	2.3	2.9			3.0	2.3	2.3	2.9			2.8	2.4	2.1	2.9
	(cm.g/t)			615	696	655	787			655	674	632	754			601	691	600	806

SA PGM operations		Mar 2023 quarter						Dec 2022 quarter						Mar 2022 quarter
	Reef	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4	K3	Rowland	Saffy	E3	4B	K4
Marikana	Unit
Primary development	(m)	6,661	3,864	2,933	640	949	2,607	8,230	3,975	3,585	770	926	2,876	6,678	4,641	3,122	649	789	29
Primary development - on reef	(m)	4,803	2,327	1,663	378	662	877	6,084	2,558	1,868	401	706	960	5,138	3,366	2,049	381	565	2
Height	(cm)	216	220	236	225	212	240	216	219	237	222	219	240	217	220	224	215	222	230
Average value	(g/t)	2.8	2.5	2.5	2.6	2.9	2.5	2.7	2.5	2.4	2.9	2.8	2.5	2.8	2.6	2.5	2.8	2.8	3
	(cm.g/t)	611	548	583	593	621	589	585	543	575	632	620	596	607	572	553	603	620	700

SA PGM operations		Mar 2023 quarter						Dec 2022 quarter						Mar 2022 quarter
	Reef		Simunye[1]	Kopaneng	Bamba-nani	Kwezi	K6			Kopaneng	Bamba-nani	Kwezi	K6			Kopaneng	Bamba-nani	Kwezi	K6
Kroondal	Unit
Advanced	(m)		675	541	1,014	273	438			538	774	576	450			478	533	553	210
Advanced on reef	(m)		604	462	747	230	423			436	452	521	431			261	390	210	82
Height	(cm)		230	235	250	229	235			239	224	218	232			229	214	213	261
Average value	(g/t)		2.2	2.0	1.9	2.0	2.2			2.0	1.5	2.2	2.3			1.2	1.9	1.1	0.7
	(cm.g/t)		516	470	468	450	509			475	338	470	528			270	415	224	173

1 Simunye development was done as part of the Kopaneng extraction strategy. Based on planning and measuring this portion of mining below Simunye will be allocated to Kopaneng with effect from April 2023 onwards
Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 18

SA gold operations		Mar 2023 quarter			Dec 2022 quarter			Mar 2022 quarter
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Driefontein	Unit
Advanced	(m)	544	545	1,072	823	433	1,018	676	293	958
Advanced on reef	(m)	67	38	195	28	75	205	118	90	258
Channel width	(cm)	41	27	46	17	64	49	22	59	72
Average value	(g/t)	22.8	8.3	24.5	54.7	5.2	37.9	36.3	11.0	47.3
	(cm.g/t)	937	224	1,123	918	329	1,841	818	644	3,422

SA gold operations		Mar 2023 quarter				Dec 2022 quarter				Mar 2022 quarter
	Reef	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR
Kloof	Unit
Advanced	(m)	1,002	534	46	709	1,131	601	57	1,020	998	375	20	839
Advanced on reef	(m)	375	125	46	142	345	127	57	155	266	102	20	122
Channel width	(cm)	152	85	101	107	131	58	95	95	143	99	110	99
Average value	(g/t)	5.4	9.0	1.9	10.8	9.5	11.3	2.0	16.0	13.0	10.8	2.5	13.4
	(cm.g/t)	819	764	196	1,151	1,247	652	194	1,510	1,861	1,061	279	1,321

SA gold operations		Mar 2023 quarter		Dec 2022 quarter		Mar 2022 quarter
	Reef	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans	Beatrix	Kalkoen-krans
Beatrix	Unit
Advanced	(m)	1,917	8	2,503	110	787	53
Advanced on reef	(m)	566	—	740	9	231	—
Channel width	(cm)	172	—	147	68	132	—
Average value	(g/t)	7.3	—	6.5	30.3	8.7	—
	(cm.g/t)	1,262	—	964	2,060	1,141	—

SA gold operations		Mar 2023 quarter		Dec 2022 quarter		Mar 2022 quarter
	Reef		Kimberley		Kimberley		Kimberley
Burnstone	Unit
Advanced	(m)		571		305		38
Advanced on reef	(m)		—		12		—
Channel width	(cm)		—		28		—
Average value	(g/t)		—		11		—
	(cm.g/t)		—		300		—

Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 19

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor,
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*
Jeremiah Vilakazi*
Keith Rayner*
Nkosemntu Nika*
Richard Menell*^
Savannah Danson*
Susan van der Merwe*
Timothy Cumming*
Sindiswa Zilwa*
* Independent non-executive
^ Lead independent director

INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road
Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
Ernst & Young Inc. (EY)
102 Rivonia Road
Sandton 2196
South Africa
Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADR)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 20

DISCLAIMER
Forward looking statements
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.
All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the outcome of any disputes or litigation; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2022 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2022 on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS measures
The information contained in this document may contain certain non-IFRS measures, including, among others, adjusted EBITDA, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this document because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.

Sibanye-Stillwater Operating update | Quarter ended 31 March 2023 21